FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of September 01, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)       An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to
          16, 23 and 24.
(2)       An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14,
          16, 23 and 24.
(3)       An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)       An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

Signet Group plc....................................

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii).............................................

3. Name of person discharging managerial responsibilities/director

Russell Walls....................................

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No..................... ...............

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Person in 3 above..................

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

0.5p ordinary shares..................

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Russell Walls..............................

8 State the nature of the transaction

Purchase..............................

9. Number of shares, debentures or financial instruments relating to shares acquired

6,000...........................

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00035..............................

11. Number of shares, debentures or financial instruments relating to shares disposed

n/a........................

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a........................

13. Price per share or value of transaction

£1.0895 per share...........................

14. Date and place of transaction

1 September 2005...- London........................

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,000 shares - 0.00058%...........................

16. Date issuer informed of transaction

1 September 2005...........................

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

.....................................

18. Period during which or date on which it can be exercised

.....................................

19. Total amount paid (if any) for grant of the option

.....................................

20. Description of shares or debentures involved (class and number)

.....................................

.....................................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

.....................................

22. Total number of shares or debentures over which options held following notification

.....................................

23. Any additional information

.....................................

24. Name of contact and telephone number for queries

Marc Boston 0870 90 90 301........................

Name and signature of duly authorised officer of issuer responsible for making notification

Marc Boston........................

Date of notification

1 September 2005..............................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   September 01, 2005